Howe Barnes Hoefer & Arnett



12th Annual Bank Conference

August 13 & 14, 2007

Michael C. Rechin

First Merchants Corporation
President and
Chief Executive Officer



Forward-Looking Statement

The Corporation may make forward-looking statements about its relative business outlook. These forward-looking statements and all other statements made during this meeting that do not concern historical facts are subject to risks and uncertainties that may materially affect actual results.

Specific forward-looking statements include, but are not limited to, any indications regarding the Financial Services industry, the economy and future growth of the balance sheet or income statement.

Please refer to our press releases, Form 10-Q's and 10-K's concerning factors that could cause actual results to differ materially from any forward-looking statements.

FMC Profile

- $3.6 billion in assets
- FMC organized in 1982, headquartered in Muncie, Indiana
- Founding bank proudly based in and serving Indiana since 1893
- Largest financial holding company based in Central Indiana
- Grown to include banks with 67 locations in 17 Indiana and 3 Ohio counties

FMC Profile

- The Corporation also operates First Merchants Insurance Services, Inc., a full-service property, casualty, personal lines, and healthcare insurer, and is the majority owner of the Indiana Title Insurance Company LLC.
- First Merchants Trust Company, NA unites the trust and asset management services of all affiliate banks of the Corporation and represents one of the largest trust companies in the State of Indiana, with assets in excess of $1.6 billion.

FMC Mission

To deliver superior personalized financial solutions to consumer and closely held commercial clients in diverse community markets by providing sound advice and products that exceed customer expectations.

FMC Culture Statement

We are a team of associates who support and expect superior results from our company and ourselves. Accountability and execution is the foundation of our success.

Community-Focused Banking Model

- Three banking entities under the “FMC” brand with common, centralized operations functions
- Local Boards provide community input and support
- Decentralized, empowered and accountable service
- Lending decisions made within region
- Locally established pricing for loans and deposits
- Local volunteerism and community leadership

Strength and Service Every Day



Jasper
White
Carroll
Tippecanoe
Miami
Wabash
Howard
Adams
Jay
Delaware
Randolph
Hamilton
Madison
Henry
Wayne
Fayette
Union
Butler
Hamilton
Franklin

First Merchants Bank
48 Locations

Lafayette Bank & Trust
17 Locations

Commerce National Bank
2 Locations

First Merchants Corporation

First Merchants Bank

- $2.1 billion in assets
- 48 Banking Centers
- Major Markets: Indianapolis, Muncie, Anderson, Richmond, Fort Wayne




First Merchants Bank

Market Overview

- Indianapolis region contains 32% of Indiana companies with $5MM-$100MM in revenue
- Higher education presence of Ball State, Anderson University, and Ivy Tech addressing the skill and employment transition of Muncie and Anderson’s manufacturing roots
- Pricing strength in farm products creates resurgence in agribusiness sector

FMB Market Approach

- Strongest street corner banking franchise. Leading deposit shares in all counties, except Indianapolis market (Hamilton and Marion counties)
- Commercial Banking orientation targets small business and middle market
- Indianapolis region growing 30+% per year
- Retail system in northern FMB communities provides organic deposit supply

Lafayette Bank & Trust Company

- $1 billion in assets
- 17 Banking Centers
- Major Market: Lafayette



Lafayette Bank and Trust



Market Overview

- Lafayette market benefits from Purdue University investment and growth
- University-related technology and engineering focus has spawned Indiana’s largest technology and research park
- Economy north of Lafayette dominated by agribusiness

LBT Market Approach

- Strongest street corner banking franchise (#1 in deposit market share)
- Significant agribusiness orientation across outlying counties
- Sizeable portfolio in lower-middle market banking and student housing

Commerce National Bank


Commerce National Bank

- $540 million in assets
- 2 Banking Centers
- Major Markets: Columbus, Cincinnati



Market Overview

- Strongest growth market statistics in Ohio
  - Columbus
    - 15th largest city in U.S.
    - 7th strongest economy in U.S.
    - 3rd fastest growing MSA in the Midwest
    - 6.8% growth rate since 2000
- Professional community concentrations in healthcare, insurance, government, and higher education

CNB Market Approach

- CNB executes its “Bank for Business” model
- Significant affiliation and commitment to dental and healthcare sectors
- Deposit gathering through captive courier service and remote capture
- Active Board of Directors are entrepreneurs who assist in business development

Business Partners Provide Technology and Speed-to-Market . . .

SYNERGY resources

Dynatek

mortgagebot

WAUSAU FINANCIAL SYSTEMS

RemitStream Solutions

FIS FIDELITY NATIONAL INFORMATION SERVICES

SYNTELLECT

S1

élan

CheckFree

SUNGARD RELIUS

AVAYA

SUNGARD CHARLOTTE



2007 Initiatives

- Launch new Mission, Vision, Values (Completed, Jan.)
- Incorporate use of corporate-wide line of business incentive plans (Completed, Jan.)
- Consolidate bank charters from 8 to 4 (Completed, Apr.)
- Re-brand 4 banks and 24 banking centers as First Merchants Bank. Uniform colors and logo across the entire Corporation (Completed, May)
- Open FMC Professional Development Center (Completed, July)

2007 Initiatives (Cont'd.)

- Accelerate Growth in Healthy Midwest Markets (In process)
- Deployment of Corporate-Wide Risk Management Function (In process)
- Engaged Outside Party (APFT) to Implement Profitability Enhancement Strategies (In process)
- Intensify Sales Management and Measurement (In process)
- Satisfaction Survey of All Customers (Consumer, Commercial, Trust, Insurance) (In process)
- First Employee Satisfaction Survey (In process)
- Problem Asset Identification and Management (In process)

Key Investment Appeals

- Banking model that focuses on small and mid-sized businesses
- Shifting balance of growth and investment towards metro markets
- Rural core deposit base - 80% of total
- Scalable operations and technology platform provides efficiency
- Leveraging model into new markets

Mark K. Hardwick

First Merchants Corporation
Executive Vice President and
Chief Financial Officer



Asset Growth


(Billions $)
$3.19
$3.24
$3.55
$3.67
$0.44
$0.93
$1.82
$0.47
$0.92
$1.85
$0.52
$0.99
$2.04
$0.54
$0.98
$2.15
2004
2005
2006
6/30/2007
FMB
LBT
CNB

Total Loans By Market



(Billions $)
$2.43
$2.46
$2.70
$2.81
$0.38
$0.62
$1.43
$0.41
$0.61
$1.44
$0.44
$0.64
$1.62
$0.46
$0.63
$1.72
2004
2005
2006
6/30/2007
FMB
LBT
CNB

First Merchants Corporation

Loan Composition as of 6/30/07


27%
33%
7%
2%
6%
4%
21%
Commercial & Industrial Loans
Agricultural Production Financing & Other Loans to Farmers
Real Estate Construction
Commercial & Agricultural Real Estate
Residential Real Estate
Individual Loans for Household & Other Personal Expenditure
Other

Total Deposits


(Billions $)
$2.41
$2.38
$2.75
$2.72
$0.30
$0.66
$1.45
$0.32
$0.67
$1.39
$0.39
$0.78
$1.58
$0.39
$0.75
$1.58
2004
2005
2006
6/30/2007
FMB
LBT
CNB

First Merchants Corporation

Deposits as of 6/30/07

Cost of Funds


4.56%
.22%
4.95%
2.71%

- Demand Deposits - 31% of Total Deposits
- Savings Deposits - 18% of Total Deposits
- Certificates & Time Deposits of >$100,000 - 16% of Total Deposits
- Certificates & Time Deposits of <$100,000 - 35% of Total Deposits

Net Interest Margin


3.88%
3.97%
3.71%
3.50%
$2807
$2891
$3073
$3243
$105
$111
$110
$55
2004
2005
2006
6/30/2007
Net Interest Income (Millions $)
Earning Assets (Billions $)

Asset Quality-Cost of Credit



0.80%
0.69%
0.89 %
1.40%
24
37
34
23
24
19
23
16
(bps)
2004
2005
2006
6/30/2007
Provision for Loan Losses
Net Charge-Offs
NPAs as a Percent of Average Loans

First Merchants Corporation

Past Due Loans


2.00%
1.50%
1.00%
0.50%
0.00%
2004
2005
2006
6/30/07
Mortgage
Instalment
Commercial
Total

Non-Accrual Loans



1.50%
1.00%
0.50%
0.00%
2004
2005
2006
6/30/07
Mortgage
Instalment
Commercial
Total

Credit Risk Management

- Corporate Chief Credit Officer created January 1, 2007
- Corporate Legal Lending Limit of $52M
- Granular Loan Portfolio Exposure
- Relationship Exposure Limited to $25M

	Balances of Top 25 Borrowers	Total Commercial Loans	% of Commercial Loans
6/30/07	172,681,842	1,989,572,157	8.68%
3/31/07	172,291,315	1,914,789,919	9.00%
12/31/06	171,066,235	1,853,259,630	9.23%
9/30/06	164,242,568	1,787,028,986	9.19%

Non-Interest Income

(Millions $)

	2004	2005	2006	1st Half 2007
1. Trust Fees	$11.6	$11.3	$11.3	$6.0
2. Service Charges on Deposit Accounts	7.6	7.5	7.6	4.3
3. Insurance Comm. Income	3.1	3.8	4.3	2.9
4. Cash Surrender Value of Life Ins.	1.8	1.7	2.3	1.5
5. Gains on Sales Mortgage Loans	3.6	2.9	2.2	1.1
6. Other	6.9	7.5	6.9	3.8
7. Total	$34.6	$34.7	$34.6	$19.6

Non-Interest Expense

(Millions $)

	2004	2005	2006	1st Half 2007
1. Salary & Benefits	$52.5	$54.1	$56.1	$29.5
2. Premises & Equipment	13.0	13.4	13.8	6.7
3. Write-off of Un-amortized Trust Preferred Underwriting Fee	0	0	0	1.8*
4. Core Deposit Intangible	3.4	3.1	3.1	1.6
5. Integration Expenses	0	0	0	.6*
6. Other (Adj.)	22.7	23.4	23.1	12.4
Total	$91.6	$94.0	$96.1	$52.0
% of Average Assets	2.95%	2.96%	2.85%	2.78%*

*Adjusted for extraordinary expenses

Return on Equity



17.49%
17.58%
17.21%
16.78%
9.49%
9.58%
9.45%
9.36%
2004
2005
2006
6/30/2007*
GAAP
Tangible

*Adjusted for extraordinary expenses

Earnings Per Share


$1.58
$1.63
$1.64
$0.77
$0.78
$0.80
$0.84
2004
2005
2006
6/30/2007*
1st Half Earnings Per Share
Full Year

*Adjusted for extraordinary expenses



Earnings Per Share Gains


30 of 31 Years!
1975
1980
1985
1990
1995
2000
2006

First Merchants Corporation

Why Own First Merchants?

- Energized and Experienced Management Team
- Committed to Top Quartile Performance
- Scalable Operations &Technology Platform with improving efficiencies
- Loan, Deposit, and Fee Income Growth of 13%, 14% and 20%, respectively, during last 18 months
- Dividend Yield is currently 4.6%
- Based on 2008 analyst expectations, our P/E ratio equals 11

Contact Information

First Merchants Corporation common stock is traded on the New York Stock Exchange under the symbol FRME.

Additional information can be found at
www.firstmerchants.com

Investor inquiries:
Mark K. Hardwick
Executive Vice President-Chief Financial Officer
Telephone: 765.751.1857
mhardwick@firstmerchants.com



“Committed to High Performance”


First Merchants
Corporation

“Thank You for Your Attendance”